

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Mike Doran
General Counsel
Merriman Curhan Ford Group, Inc.
600 California Street, 9th Floor
San Francisco, California 94108

     Re: **Merriman Curhan Ford Group, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed May 18, 2010
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed June 11, 2010
             File No. 001-15831

Dear Mr. Doran:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Karen J. Garnett
                Assistant Director